MILLAR WESTERN FOREST PRODUCTS LTD.
                          INTERIM FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                                   (unaudited)





-------------------------------------------------------------------------------

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                                 BALANCE SHEETS



                                                                  March 31,          December 31,
                                                                    2006                 2005
                                                                 (unaudited)          (audited)
                                                                --------------     --------------
                                                                (in thousands of Canadian dollars)
                                     ASSETS
Current assets
    Cash ....................................................  $        9,109    $      43,659
    Accounts receivable .....................................          45,758           36,459
    Inventories (note 2) ....................................          92,047           55,264
    Prepaid expenses ........................................           7,361           11,031
    Future income taxes .....................................           1,135              933
                                                               ---------------  --------------
                                                                      155,410          147,346
Property, plant and equipment ...............................         150,576          150,420
Other assets (note 7) .......................................          28,921           29,939
                                                               ---------------  --------------
                                                               $      334,907    $     327,705
                                                               ===============  ==============



                      LIABILITIES AND SHAREHOLDER'S EQUITY


Current liabilities
    Accounts payable and accrued liabilities ................  $      51,517    $       46,233

Long-term debt (U.S. $190,000; 2005 - U.S. $190,000) ........        220,514           221,312
Other obligations ...........................................          8,358             3,960
Future income taxes .........................................         11,298            11,794
                                                               ---------------  --------------
                                                                     291,687           283,299

Shareholder's equity
    Share capital ...........................................              -                 -
    Retained earnings .......................................         43,220            44,406
                                                               ---------------  --------------
                                                               $     334,907    $      327,705
                                                               ===============  ==============


                       MILLAR WESTERN FOREST PRODUCTS LTD.

                               STATEMENTS OF LOSS

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)



                                                                2006               2005
                                                          ----------------     --------------
                                                          (in thousands of Canadian dollars)

Revenue ..............................................       $      78,339    $       77,331

Cost of products sold ................................              53,334            50,363
Freight and other selling costs ......................              13,791            12,872
Depreciation and amortization ........................               4,387             4,097
General and administration ...........................               3,346             3,509
Countervailing and anti-dumping duties (note 5) ......               1,545             2,468
                                                          ----------------     -------------
Operating earnings ...................................               1,936             4,022
Financing expenses (note 3) ..........................              (4,523)           (4,381)
Unrealized exchange gain (loss) on long-term debt ....                 798            (1,672)
Other (expense) income (note 4) ......................                  10            (2,100)
                                                          ----------------      -------------
Loss before income taxes .............................              (1,779)           (4,131)
Income tax recovery ..................................                (593)             (645)
                                                          ----------------      -------------
Net loss .............................................       $      (1,186)   $       (3,486)
                                                          ================      =============



                         STATEMENTS OF RETAINED EARNINGS
                       FOR THE THREE MONTHS ENDED MARCH 31
                                   (unaudited)


                                                                2006               2005
                                                          ----------------     --------------
                                                          (in thousands of Canadian  dollars)

Retained earnings - beginning of period .......              $      44,406    $       66,359
Net loss ......................................                     (1,186)           (3,486)
                                                          ----------------      -------------
Retained earnings - end of period .............              $      43,220    $       62,873
                                                          ================      =============


                       MILLAR WESTERN FOREST PRODUCTS LTD.
                            STATEMENTS OF CASH FLOWS
                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)


                                                                2006               2005
                                                          ----------------     --------------
                                                          (in thousands of Canadian dollars)
Cash provided from (used in)
Operating activities
 Net loss ........................................      $      (1,186)   $      (3,486)
 Items not affecting cash:
    Future income tax recovery ...................               (698)            (765)
    Reforestation expense ........................              5,269            4,244
    Depreciation and amortization ................              4,387            4,097
    Write-down of note receivable ................                  -            2,100
    Amortization of deferred financing charges....                170              170
    Unrealized foreign exchange loss on
      long-term debt .............................               (798)           1,672
    Other ........................................                 95              103
                                                        --------------  --------------
                                                                7,239            8,135
 Reforestation expenditures ......................               (308)            (722)
                                                        --------------  --------------
                                                                6,931            7,413
                                                        --------------  --------------


 Changes in non-cash components of working capital
    Accounts receivable ..........................             (9,299)         (13,795)
    Inventories ..................................            (36,783)         (29,535)
    Prepaid expenses .............................              3,013            2,675
    Accounts payable and accrued liabilities .....              5,284            1,427
                                                        --------------  --------------
                                                              (37,785)         (39,228)
                                                        --------------  --------------
                                                              (30,854)         (31,815)
                                                        --------------  --------------
Investing activities
    Additions to property, plant and equipment ...             (3,698)          (2,238)
    Proceeds on disposal of property, plant
     and equipment ...............................                  2               15
    Increase in other assets .....................                  -                -
                                                        --------------  --------------
                                                               (3,696)          (2,223)
                                                        --------------  --------------

 Decrease in cash ................................            (34,550)         (34,038)
 Cash - beginning of period ......................             43,659           95,959
                                                        --------------  --------------
 Cash - end of period ............................     $        9,109   $       61,921
                                                        ==============  ==============
Supplemental cash flow information

 Interest paid ...................................     $          112   $          203
                                                        ==============  ==============
 Income taxes paid ...............................     $          126   $          162
                                                        ==============  ==============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                              SEGMENTED INFORMATION

                       FOR THE THREE MONTHS ENDED MARCH 31

                                   (unaudited)

                                                           2006               2005
                                                      --------------    -------------
                                                     (in thousands of Canadian dollars)
Product segment

Lumber
 Revenue .........................................     $      33,503    $       35,745
 Cost of products sold and administration ........            26,111            26,542
 Freight and other selling costs .................             3,449             2,881
 Depreciation and amortization ...................             2,165             1,837
 Countervailing and anti-dumping duties ..........             1,545             2,468
                                                         --------------  --------------
 Operating earnings ..............................     $         233    $        2,017
                                                         ==============  ==============

Pulp
 Revenue..........................................     $      43,069    $       39,939
 Cost of products sold and administration ........            27,223            23,821
 Freight and other selling costs .................            10,342             9,991
 Depreciation and amortization ...................             1,754             1,737
                                                        --------------  --------------
 Operating earnings ..............................     $       3,750    $        4,390
                                                        ==============  ==============

Corporate and other
 Revenue .........................................     $       1,767    $        1,647
 General and administration ......................             3,346             3,509
 Depreciation and amortization ...................               468               523
                                                        --------------  --------------
 Operating loss                                        $      (2,047)   $       (2,385)
                                                        ==============  ==============


Total
 Revenue .........................................     $      78,339    $       77,331
 Cost of products sold and administration ........            56,680            53,872
 Freight and other selling costs .................            13,791            12,872
 Depreciation and amortization ...................             4,387             4,097
 Countervailing and anti-dumping duties ..........             1,545             2,468
                                                        --------------  --------------
 Operating earnings ..............................     $       1,936    $        4,022
                                                        ==============  ==============

Shipments by business segment

Lumber (millions of board feet) ..................              85.5              80.7
                                                        ==============  ==============
Pulp (thousands of tonnes) .......................              78.4              69.4
                                                        ==============  ==============

                                                          March 31,       March 31,
                                                            2006             2005
                                                        --------------- --------------
Identifiable assets
    Lumber .......................................     $     168,537    $      144,220
    Pulp .........................................           138,060           136,717
    Corporate and other ..........................            28,310            79,227
                                                        --------------  --------------
                                                       $     334,907    $      360,164
                                                        ==============  ==============


                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                   (unaudited)



1.    BASIS OF PRESENTATION

      The accompanying unaudited interim financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2005. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods have been included.





2.    INVENTORIES
                                                    March 31,     December 31,
                                                      2006            2005
                                                   ------------    ------------
      Logs .......................................$    47,562     $     11,742
      Pulp .......................................     20,906           21,890
      Lumber .....................................     12,870           11,362
      Operating and maintenance supplies .........     10,709           10,270
                                                   ------------     -----------
                                                  $    92,047     $     55,264
                                                   ============     ===========

      The Company's working capital requirements are highest in the first quarter due to a seasonal log inventory build-up that will be reduced in the second and third quarters of its fiscal year.



3.    FINANCING EXPENSES


                                                      2006            2005
                                                   ------------    ------------
      Interest expense
       Long-term debt ............................$      4,265    $       4,481
       Other .....................................         112              212
      Amortization of deferred financing costs ...         170              170
      Foreign exchange gain on U.S. dollar
        cash and working capital .................         (24)            (482)
                                                   ------------    ------------
                                                  $      4,523    $       4,381
                                                   ============    ============

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                   (unaudited)



4.    OTHER (EXPENSE) INCOME

      In the first quarter of 2005, the Company recorded a $2.1 million provision against the carrying value of its note receivable from Meadow Lake Pulp Limited Partnership ("Meadow Lake"). On December 28, 2005, Meadow Lake was granted protection from its creditors under the Companies Creditors Agreement Act. At December 31, 2005, the Company recorded an additional provision of $2.2 million against trade accounts receivable from Meadow Lake related to administrative and marketing services provided under agreements with Meadow Lake. Included in accounts receivable as at March 31, 2006 is the remaining balance of $2.2 million relating to services provided prior to December 28, 2005. The recoverability of the remaining balance is uncertain and, pending the outcome of the Plan of Arrangement, may vary by a material amount in the near term.



5.    COUNTERVAILING (CVD) AND ANTI-DUMPING (AD) DUTIES

      On April 27, 2006 the governments of Canada and the United States agreed on a framework to negotiate a resolution to the softwood lumber dispute. The basic terms that have been agreed include:
      1) The U.S. will revoke the CVD and AD orders on Canadian softwood lumber imports and stop collecting deposits. For the quarter ended March 31, 2006 the duty deposit rates were 8.70% for CVD and 2A1% for AD.
      2) Approximately 80% of the duty deposits previously collected are expected to be returned to Canadian exporters. As of March 31, 2006 the company had paid a total $31.3 million U.S. dollars in duty deposits.
      3) Border measures such as export charges and volume restraints will be imposed if the benchmark price of lumber falls below $355 U.S.
      Details of the agreement are to be negotiated over the next few months. Until a final agreement is reached, the amount and timing of the deposits to be refunded is uncertain and the impact of border measures to be imposed cannot be assessed.




6.    FINANCIAL INSTRUMENTS

      Foreign Currency Risk

      The Company realizes approximately 75% of its revenue in U.S. dollars. In order to reduce foreign currency risk, the Company borrows primarily in U.S. dollars and enters into forward exchange contracts. The company does not hold or issue foreign currency financial contracts for trading purposes. At March 31, 2006, the Company had outstanding forward contracts of $36 million U.S. with an average rate of 1.157 and expiry dates from April 1 to September 30, 2006. The market exchange rate on March 31, 2006 was 1.161.

                       MILLAR WESTERN FOREST PRODUCTS LTD.

                      NOTES TO INTERIM FINANCIAL STATEMENTS

                     FOR THE THREE MONTHS ENDED MARCH 31, 2006

                                   (unaudited)


7.    SUBSEQUENT EVENT

      Power Purchase Rights


      Effective May 1, 2006, the Company agreed to sell its interest in the Battle River Power Syndicate Agreement ("PSA") to EPCOR Merchant and Capital LP ("EPCOR") and as consideration, will receive an increase in its interest in the Sundance 'C' PSA from 41.4 mw to 65.5 mw of the generation capacity. Under the Sundance 'C' PSA, the Company is entitled to receive the revenue from its portion of the generation capacity of the Sundance electrical generating facility, and is obligated to pay its share of the costs of generating the electricity until December 31, 2020. Also effective May 1, the Company will purchase an additional 14.5 mw of capacity in the Sundance 'C' PSA, bringing its total interest in the Sundance 'C' PSA to 80 mw of generation capacity. Funding for the purchase of the additional mw will be provided by a loan for the full amount of the purchase price repayable in monthly instalments of $183,000 from May 1, 2006 to December 31, 2020. Security for the loan consists of a first charge and security interest on the 14.5 mw of additional capacity and all revenues generated therefrom. Completion of these transactions is subject to receiving approvals from regulators and other authorities and the execution of definitive agreements.

      The estimated effect of these transactions on the Company's financial statements if all conditions are met for completion, will be an increase in other assets of $48.3 million, an increase in long term debt of $15.6 million and a gain on sale of assets of $32.7 million.

8.    COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform with the current year presentation.